Exhibit 99.2

LEADING COMMERCIAL AND TRANSACTIONAL HEALTHCARE EXECUTIVE SHAWN CLINE TOMASELLO JOINS MESOBLAST BOARD

New York, USA; and Melbourne, Australia, July 11, 2018: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced that Shawn Cline Tomasello has joined its Board of Directors. With more than 30 years’ experience in the pharmaceutical and biotech industries, Ms Tomasello brings substantial commercial and transactional experience to the Mesoblast board.

Since 2015, Ms Tomasello has been Chief Commercial Officer at leading immuno-oncology cell therapy company Kite Pharma, where she played a pivotal role in the company’s acquisition in 2017 by Gilead Sciences for $11.9 billion. Prior to this she served as Chief Commercial Officer at Pharmacyclics, Inc., which was acquired in 2015 by AbbVie, Inc. for $21 billion. Ms Tomasello previously was President of the Americas, Hematology and Oncology at Celgene Corporation where she managed over $4 billion in product revenues, and was instrumental in various global expansion and acquisition strategies. She has also held senior positions at Genentech, Pfizer Laboratories, Miles Pharmaceuticals and Procter & Gamble. Ms Tomasello currently serves on the Board of Directors of Centrexion Therapeutics, Oxford BioTherapeutics and Diplomat Rx.

Commenting on her appointment, Ms Tomasello said, “I have been extremely impressed by Mesoblast’s technology and the rigor with which the company has moved its programs towards commercialization. Mesoblast’s cellular medicines have the potential to make a substantial impact on the treatment of life-threatening conditions in a way not possible with traditional approaches. I look forward to making an important contribution to Mesoblast’s commercial and strategic objectives.”

Mesoblast Chief Executive Dr Silviu Itescu stated: “Shawn’s substantial commercial experience will be invaluable to the Mesoblast product launch team as we transition to a commercial-stage company.  As important, Shawn’s unparalleled transactional experience will greatly strengthen our ability to execute on our strategic objectives.”

Ignite Partners advised Mesoblast on the appointment of Ms Tomasello.

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off-the-shelf without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies;Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176